Exhibit (a)(7)

EPOLIN, INC.
358-364 Adams Street
Newark, New Jersey 07105

FOR IMMEDIATE RELEASE

For more detailed information, please contact:
Murray S. Cohen, Chairman of the Board
James Ivchenko, President
Greg Amato, Chief Executive Officer
(973) 465-9495

EPOLIN, INC. ANNOUNCES DEFINITIVE MERGER AGREEMENT WITH POLYMATHES

Newark, New Jersey, March 16, 2012.  Epolin, Inc. (the “Company”) (OTC Bulletin Board: EPLN) (www.epolin.com) today announced that it has entered into a definitive merger agreement with Polymathes Holdings I LLC (the “Parent”), and Polymathes Acquisition I Inc., a wholly owned subsidiary of the Parent (the “Purchaser”).  The merger agreement contemplates that the Parent will cause the Purchaser to commence a tender offer for all outstanding shares of common stock of the Company at a price of $0.22 per share in cash.  The transaction is valued at approximately $2,700,000.

The merger agreement provides that the tender offer will commence as promptly as practicable (and in any event within 45 days) after the date of the merger agreement, and will remain open for at least 20 business days.  Completion of the tender offer is subject to there being tendered at least a majority of the outstanding shares of the Company’s common stock.  In addition, the tender offer is subject to various closing conditions, including but not limited to the Company having certain minimum amounts of adjusted cash and adjusted net working capital as such terms are defined in the merger agreement.  Following the tender offer, the Purchaser will acquire the remaining outstanding shares of common stock through a second step merger.

Murray S. Cohen, Chairman of the Board of the Company, said, “The Board of Directors unanimously concluded that this transaction is in the best interests of Epolin and its shareholders. We believe this is a very positive outcome for our shareholders following a lengthy process which began in approximately February 2009 with the Board’s decision to explore strategic alternatives for Epolin, including the potential sale of the Company.”

The Company also reported that Murray S. Cohen (Chairman) and James Ivchenko (President) have entered into agreements in which they have agreed, among other things, to tender their shares in the tender offer and vote such shares in favor of the merger if such vote is required, provided, however, that Dr. Cohen and Mr. Ivchenko may withdraw any tendered shares at any time following a change in recommendation by the Board or the termination or expiration of the tender offer.

About Epolin

Epolin, Inc. is a specialized chemical company primarily engaged in the manufacturing, marketing, research and development of infrared dyes, laser absorbing dyes and infrared dye formulations.  The Company’s business is heavily weighted towards the development, manufacture and sale of near infrared dyes. Applications for these dyes cover several markets that include laser protection, welding, sunglasses, optical filters, glazing and imaging and security inks and tagants.  The Company also manufactures specialty chemicals for certain chemical manufacturers.

Important Additional Information

The tender offer described in this press release has not yet commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the tender offer is commenced, the Parent and the Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Parent, Purchaser and the Company intend to mail these documents to the shareholders of the Company. These documents will contain important information about the tender offer and shareholders of the Company are urged to read them carefully when they become available. Shareholders of the Company will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company, Parent or the Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) by contacting the Company at 358-364 Adams Street, Newark, New Jersey 07105, telephone (973) 465-9495.

Forward-Looking Statements

Statements contained herein which are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements.  These forward-looking statements involve risks and uncertainties which could cause the outcome to be materially different than stated.  Such risks and uncertainties include both general economic risks and uncertainties and matters discussed in the Company’s annual report on Form 10-K which relate directly to the Company’s operations and properties.  The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made.  Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete.  The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.